UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 1, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: March 1, 2010

1 March 2010
LGL reveals strong growth plans
Leading gold producer, Lihir Gold Ltd (LGL), has today released production targets for its mines for the next decade, revealing plans for significant increases in gold output.
The company is aiming to produce 1.45 million ounces per annum on average for the five years from 2012 to 2016, rising to an average of approximately 1.5 million ounces per year for the following five years to 2021. This represents an increase of some 50% from 2010 production of between 960,000 and 1.06 million ounces.
Chief Executive Phil Baker unveiled LGL’s medium to longer term production targets for its existing mines at the BMO Capital Markets 2010 Global Metals & Mining Conference in Florida.
“After four years of record production, which have seen LGL lift output to more than 1 million ounces per year in 2009, the company is now well advanced in expanding its Lihir Island and Bonikro mines to deliver further significant production growth over the coming years,” he said.
The increase in annual gold production is primarily driven by LGL’s current expansion projects:
1)	The Million Ounce Plant Upgrade project at Lihir Island will lift production to more than 1 million ounces per year from 2012. With a budget of $940 million, this project will raise ore processing capacity at the operation by approximately two-thirds. Construction of the facility is on track and within budget for completion by the end of next year.

2)	At the Bonikro mine in Cote d’Ivoire in West Africa, an expansion of processing capacity and the simultaneous development of new higher grade satellite ore deposits are the subject of a feasibility study due for completion by the end of the third quarter of 2010. Production at Bonikro is anticipated to increase from 110-130,000 ounces per year in 2010 to an average of 250,000 ounces per year for the five years from 2012 to 2016. The capital cost of the expansion is expected to be below $100 million.
“Over the past few years we have demonstrated at our flagship Lihir operation consistent and reliable performance, with the process plant operating well above name plate capacity. This gives us confidence that we can achieve the production outcomes outlined for the first five years after commissioning the expanded plant. This will then lead to higher production in the following five years, when higher grade ore is sourced from the next stage of the Lihir Island mine — the Kapit pit,” Mr Baker said.
“We have at Lihir Island one of the world’s largest gold deposits. Before starting production in 1997, Lihir Island had 14 million ounces of reserves, ranking it at the time as world-class. Despite producing approximately 8m ounces of gold during the past 13 years, our resource extension drilling programs during this time have enabled us to lift the reserve to almost 29 million ounces, and we would expect to find more gold and add to our resources and reserves at Lihir in the future. The higher production rates will help to ensure that Lihir Island remains a low cost operation for a very long time,” Mr Baker added.

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia

Page 2.
“The company also holds some 18,000 square kilometres of exploration acreage in the highly prospective Birimian Greenstone Belt region in Cote d’Ivoire, where we are carrying out an extensive exploration program,” said Mr Baker. “We are generating exciting exploration results from this program using the expertise and capability that we have built during the past few years. We continue to shape the company into an international gold company that can find more gold, bring new mines and processing capacity into production and demonstrate operational excellence and improvement,” he said.
For further information please contact:
Joe Dowling
GM Corporate Affairs
07 3318 3308 or 0421 587 755
Joel Forwood
Investor Relations Manager
07 3318 3331 or 0438 576 879
Josie Brophy
Corporate Communications Manager
07 3318 3317 or 0448 177 502